File: 082-04144

February 5, 2003

Re: Rule 12g3-2(b) – Submission by Anadolu Efes Biracılık ve Malt Sanayii A.Ş.

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549

Attention: Division of International Corporate Finance

Ladies and Gentlemen:

Reference is made to the above-reference exemption pursuant to Rule 12g3-2(b) (the "**Rule**") under the Securities Exchange Act of 1934, as amended (the "**Act**"), granted previously to Anadolu Efes Biracılık ve Malt Sanayii A.Ş. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a general release by Anadolu Efes Biracılık ve Malt Sanayii A.Ş. regarding the 2002 sales volume performance.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

Volkan Harmandar
Finance Director
Anadolu Efes Biracılık ve Malt Sanayii A.Ş.

File: 082-04144
GENERAL RELEASE TO THE PUBLIC
FEBRUARY 5TH, 2003

VOLUME GROWTH IN ALL OPERATIONS IN 2002

Efes Beverage Group

The Efes Beverage Group (EBG) is a system of companies producing and marketing beer, malt and soft drinks across a geography including Turkey, South East Europe and Central Asia. The Group with an annual brewing capacity in excess of 1.6 billion litres, malting capacity of 150,000 tonnes and Coca-Cola bottling capacity of over 340 million unit cases per year is one of the leading beverage systems in the region.

As of end of 2002 our total beer sales volume reached 914 million liters (2001: 819 million liters), growing by 12% vs 2001. In 2003, we expect the total sales volume of our existing beer operations to exceed the 1 billion liter threshold. With the inclusion of our recent 96.5% acquisition in Moldova, we expect further growth in our beer operations in 2003.

Our total soft drinks volume including the Turkish Coca-Cola operations, on the other hand, grew by 10% reaching 228 million unit cases in 2002 (2001: 207 million liters).

Domestic Beer Operations

In Turkey, following the serious turbulance of 2001, the economy started to recover albeit at a slower pace. Level of disposable income, which was still an issue in 2002, is yet to reach pre-2001 levels.

With continuous focus on the market, our Turkish beer sales volume growth gained further momentum in 4Q 2002, growing by 16% vs 4Q 2001. As a result, total domestic sales volume reached 572 million liters (2001: 546 million liters) in 2002. We have maintained our leadership in the Turkish beer market and outsold the total competition by 3:1.

With the inclusion of the exported volumes, total sales volume of our Turkish beer operations reached 596 million liters (2001: 569 million liters), posting a growth of 5% vs 2001.

International Beer Operations

Our international beer operations remained to be an emerging markets success story, growing by 27% in 2002 to reach 318 million liters (2001: 250 million liters). Consequently, the share of international beer volumes, including Turkey originated exports, which was 33% of our total beer sales volume in 2001, increased to 37% in 2002.

In our Russian beer operations, constituting 66% of our international beer operations by volume, the impressive growth trend resumed throughout 2002, resulting in a 31% sales volume growth. **"Stary Melnik"**; captured the number 1 position in the Russian local premium beer segment with 20% market share, based on AC Nielsen as of December 2002. **"Efes Pilsener"** on the other hand; is also leading the licenced premium beer segment in Russia with 20% market share.

Our successful beer operation in Kazakhstan, that delivers 14% of total international beer sales volume, leads the Kazakh market by 20% market share. We have generated strong results by posting 28% volume growth versus 2001.

Our brewery in Ukraine acquired in 2001, has delivered 70% volume growth in 2002 from a low base and constituted 4% of the total international beer sales volume.

In Romania, "Interbrew Efes Brewery", a strategic alliance with Interbrew, has grown by 7% by volume in 2002. Our 50%-50% joint venture currently has 9% share in the total Romanian beer market.

Coca-Cola Operations

Turkish Coca-Cola operations ("CCI"), in which we are the largest local shareholder with 33% stake, posted a significant sales volume growth in 2002 at 11%, reaching 208 million unit cases (2001: 188 million unit cases).

In addition, the total sales volume in our Kazakhstan, Azerbaijan and Kyrgyzstan franchises, which are fully consolidated in our international Coca-Cola operations, grew by 24% in 2002 to 19.7 million unit cases (2001: 15.9 million unit cases).

For further information regarding Efes Beverage Group, please visit our website at http://www.efesbev.com/ or you may contact;

Mr. Muhtar Kent | **Mr. Hurşit Zorlu** | **Mr. Orhun Köstem**